SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                              FORM  11-K

               For  the  fiscal  year  ended  December  31,  1999


   _X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
                                      1934

  ___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                 of 1394 For the transition period from      to


                     Commission  file  number  1-8291

                        GREEN MOUNTAIN POWER CORPORATION
                 Employee Savings and Investment Plan and Trust
                            (Full title of the Plan)


                        Green Mountain Power Corporation
                                 163 Acorn Lane
                              Colchester, VT 05446
                                 (802) 864-5731

  (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                        GREEN MOUNTAIN POWER CORPORATION
                              EMPLOYEE SAVINGS AND
                            INVESTMENT PLAN AND TRUST

                       Financial Statements and Schedules

                        December 31, 1999, 1998 and 1997

                   (With Independent Auditors' Report Thereon)



                                TABLE OF CONTENTS


          PAGE


Independent  Auditors'  Report     1
Financial  Statements:

     Statements  of  Net  Assets  Available  for  Plan  Benefits     2

     Statements  of  Changes  in  Net  Assets  Available for Plan Benefits     3

     Notes  to  Financial  Statements     4

Supplementary  Schedules:

   SCHEDULE

        1     Line  27a - Schedule of Assets Held for Investment Purposes     10

        2     Line  27d  -  Schedule  of  Reportable  Transactions     11

                          INDEPENDENT AUDITORS' REPORT


The  Retirement  Board
Green  Mountain  Power  Corporation
   Employee  Savings  and  Investment  Plan  and  Trust:


We have audited the accompanying statements of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the three years ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the three years ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG  LLP
June  22,  2000
Burlington,  Vermont








     Vt.  Reg.  No.  92-0000241






GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust
Statements  of  Net  Assets  Available  for  Plan  Benefits
December  31,  1999  and  1998




                                                          1999         1998
                                                       -----------  -----------
Assets:
  Investments at fair value:
    Green Mountain Power Corporation, common stock,
                                                       $   709,069  $   785,039
    Registered investment companies, cost
                                                        21,388,441   20,495,133
                                                       -----------  -----------


                                                        22,097,510   21,280,172

  Investments at cost, which approximates fair value:
    Participants' loans . . . . . . . . . . . . . . .      681,756      975,259
                                                       -----------  -----------


  Total investments . . . . . . . . . . . . . . . . .   22,779,266   22,255,431


  Receivables:
    Due from participating employers. . . . . . . . .       88,830      103,659
                                                       -----------  -----------



Net assets available for Plan benefits. . . . . . . .  $22,868,096  $22,359,090
                                                       ===========  ===========


See  accompanying  notes  to  financial  statements.



GREEN  MOUNTAIN  POWER  CORPORATION
Employee  Savings  and  Investment  Plan  and  Trust
Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits
Years  ended  December  31,  1999,  1998  and  1997




                                                1999         1998         1997
                                             -----------  -----------  -----------

Investment income:
  Interest. . . . . . . . . . . . . . . . .  $   204,251  $   128,692  $   456,542
  Dividends . . . . . . . . . . . . . . . .      889,448      943,372    1,158,647
  Net appreciation in fair
    value of investments. . . . . . . . . .    3,303,029      659,579    1,065,645
                                             -----------  -----------  -----------

                                               4,396,728    1,731,643    2,680,834
                                             -----------  -----------  -----------

Contributions:
  Employer. . . . . . . . . . . . . . . . .      420,901      418,705      440,313
  Participant . . . . . . . . . . . . . . .    1,116,295    1,401,710    1,576,204
                                             -----------  -----------  -----------

                                               1,537,196    1,820,415    2,016,517
                                             -----------  -----------  -----------


  Total additions . . . . . . . . . . . . .    5,933,924    3,552,058    4,697,351
                                             -----------  -----------  -----------



Administrative expenses . . . . . . . . . .       37,260       36,996       60,700

Participants' withdrawals and distributions    5,387,658    1,322,097    2,081,422
                                             -----------  -----------  -----------


    Total deductions. . . . . . . . . . . .    5,424,918    1,359,093    2,142,122
                                             -----------  -----------  -----------


    Net increase. . . . . . . . . . . . . .      509,006    2,192,965    2,555,229


Net assets available for Plan benefits:
  Beginning of year . . . . . . . . . . . .   22,359,090   20,166,125   17,610,896
                                             -----------  -----------  -----------


  End of year . . . . . . . . . . . . . . .  $22,868,096  $22,359,090  $20,166,125
                                             ===========  ===========  ===========





                        GREEN MOUNTAIN POWER CORPORATION
                 EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST
                          Notes to Financial Statements
                        December 31, 1999, 1998 and 1997

12
               (Continued)

(1)     PLAN  DESCRIPTION

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(A)     GENERAL

The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company) and its subsidiary, Mountain Energy, Inc.

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


(B)     CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributed $.50 for every $1.00 contributed by the participant on the first 6% of the participant's eligible compensation until January 31, 1999, when the Company began contributing 100% of the first 4% of contributions made by the participants.


(C)     PARTICIPANT  ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and debited with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


(D)     VESTING

Participants are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

(E)     INVESTMENT  OPTIONS

Upon enrollment participants may direct their contributions to any of the following investment options in 1% increments:

Intermediate  Term Treasury Fund - This fund is invested in U.S. Treasury bills,
--------------------------------
notes  and  bonds.

Vista  Fund  - An aggressive equity fund invested in common stocks considered to
-----------
have  better-than-average  appreciation  potential.

Value  Fund  -  A  conservative  equity  fund  seeking long-term capital growth.
-----------
Income  is  a  secondary  objective.
-----

International  Discovery  Fund  -  Emerging growth fund seeking long-term growth
------------------------------
primarily  through  a diversified international portfolio of equity investments.
---

Strategic  Allocation Funds: Conservative/Moderate/Aggressive - Asset allocation
-------------------------------------------------------------
funds that invest in stocks, bonds and money market securities. This diversification of these investments depends on the objective; whether it is conservative, moderate or aggressive.

Premium Capital Reserve Fund - This fund is invested in high quality U.S. dollar
----------------------------
denominated money market instruments and other short-term obligations of banks, governments and corporations.

Barclay's  Equity Index Fund - This fund invests in the largest companies in the
----------------------------
U.S.  economy  with  an  objective  of  long-term  high  returns.

Charles Schwab Fund - With a minimum amount of $1,000 an individual can purchase
-------------------
investments that are offered through Schwab. These investments include mutual funds, over-the-counter stocks, certificates of deposits, money markets, and federally backed investments and bonds. A participant may not reallocate more than 50% of their total balance to this investment group.

Baron  Asset  Fund  -  A small mid-cap growth fund seeking capital appreciation.
------------------
Investments  are  primarily  in  small  and mid-cap companies with market values
--
between  $100  million  and  $5  billion.
--

U.S. Small Company Fund - A fund that invests in small U.S. companies seeking to
-----------------------
outperform the Russell 2000 index. Investment strategies include spreading risk among many different industries so performance is less dependent on one particular industry.

International  Growth  Fund  -  A  fund  seeking  capital  growth through equity
---------------------------
securities  of  small  foreign companies.  The high return potential corresponds
-------
with  high  price  fluctuation.
--

Equity  Index  Fund  -  This  fund  seeks  to  match investment results with the
-------------------
Standard  &  Poor's  500  Composite  Stock  Index.  Stock  mixes are weighted as
-------
similar  to  the  S&P  500  Index  as  possible.
------

GMP  Stock  Fund  -  This  fund  is invested in Green Mountain Power Corporation
----------------
common  stock,  a  participating  employer.
-----

Participants may change their investment options daily. During 1999 the Vista Fund and the Barclay's Equity Index Fund were removed and the Baron Asset Fund, U.S. Small Company Fund, International Growth Fund and Equity Index Fund were added as investment options.

The following number of employees were participating in each investment fund at December 31, 1999 and 1998:
               1999               1998
               ----               ----

     Baron  Asset  Fund                                   131         -
     U.S.  Small  Company  Fund                              5         -
     GMP  Stock  Fund                                     287            310
     Intermediate  Term  Treasury  Fund                     54        68
     Vista  Fund                                          -        176
     Value  Fund                                         142       186
     International  Discovery  Fund                       152       166
     Strategic  Allocation  Conservative  Fund              50        62
     Strategic  Allocation  Moderate  Fund                 135       176
     Strategic  Allocation  Aggressive  Fund               133       165
     Premium  Capital  Reserve  Fund                        82        96
     Barclay's  Equity  Index  Fund                         -        228
     Charles  Schwab  Fund                                  3         4
     Equity  Index  Fund                                  182         -
     International  Growth  Fund                           16         -

(F)     PARTICIPANTS'  LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 % of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.

(G)     PAYMENT  OF  BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.


(2)     SUMMARY  OF  ACCOUNTING  POLICIES

(A)     BASIS  OF  ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

(B)     USE  OF  ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(C)     INVESTMENT  VALUATION  AND  INCOME  RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

(D)     PAYMENT  OF  BENEFITS

Benefits  are  recorded  when  paid.


(3)     RELATED  PARTY  TRANSACTIONS

The Plan's investments are managed by American Century. American Century is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


(4)     PLAN  TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.

(5)     INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1999 and 1998 are as follows:
                                                      1999               1998
                                                      ----               ----

     Vista  Fund                                       $        -$  1,786,892
     Value  Fund                                        1,974,550  2,718,777
     International  Discovery  Fund                      4,039,188  2,172,609
     Strategic  Allocation  Moderate  Fund                2,511,961  2,658,135
     Strategic  Allocation  Aggressive  Fund              2,674,218  2,379,058
     Premium  Capital  Reserve  Fund                      1,440,707  1,468,899
     Barclay's  Equity  Index  Fund                               -  5,339,934
     Equity  Index  Fund                                 5,126,056          -
     Baron  Asset  Fund                                  1,489,889          -


(6)     TAX  STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 26, 1995, that the Plan is qualified under the applicable provisions of the Internal Revenue Code (IRC) and therefore exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's tax counsel, the Plan has operated within the terms of the Plan and should remain qualified under the applicable provisions of the IRC.


(7)     REALIZED  GAIN  (LOSS)  ON  SALE  OF  INVESTMENTS

Aggregate cost, proceeds and realized net gain (loss) on investment transactions were as follows for the years ended December 31, 1999, 1998 and 1997:
                                    GREEN  MOUNTAIN
                                              POWER          REGISTERED
                                        CORPORATION         INVESTMENTS
                        1999          COMMON STOCK          COMPANIES     TOTAL
                                                                           -----

Aggregate  proceeds                        $315,443  $  10,175,188  $10,490,631
Aggregate  cost  (based  on  average  cost)(447,274)     (8,082,512) (8,529,786)
                                           ---------     -----------------------

          Net  gain  (loss)                 $(131,831) $2,092,676   $1,960,845
                                             ========= =========    =========

                         1998

Aggregate  proceeds                            $465,952$  2,717,818  $3,183,770
Aggregate  cost  (based  on  average  cost)   (641,486)  (2,425,136) (3,066,622)
                                              --------   ----------  ----------

          Net  gain  (loss)                     $(175,534) $292,682  $117,148
                                                 ========= =======   =======


                                    GREEN  MOUNTAIN
                                         POWER          REGISTERED
                                       CORPORATION      INVESTMENTS
     1997                              COMMON STOCK     COMPANIES      TOTAL
                                                                           -----

Aggregate  proceeds                        $2,389,782  $25,733,234  $28,123,016
Aggregatecost  (based  on  average  cost)(2,514,119)  (23,570,851)  (26,084,970)
                                         ----------   --------------------------

          Net  gain  (loss)                  $(124,337)  $2,162,383  $2,038,046
                                              ========    ========= =========


(8)     NET  UNREALIZED  APPRECIATION  IN  FAIR  VALUE  OF  INVESTMENTS

The following summarizes the changes in net unrealized appreciation in fair value of investments for the years ended December 31, 1999, 1998 and 1997:
                                         BEGINNING    INCREASE        END
                                          OF  YEAR   (DECREASE)   OF  YEAR

1999                                     $1,369,220  $1,342,184  $2,711,404
1998                                        826,789    542,431  1,369,220
1997                                      1,799,190   (972,401)   826,789


(9)     ACCOUNTING  PRONOUNCEMENTS

Effective for financial statements for plan years ending after December 15, 1999, the AICPA approved, and the Plan implemented, Statement of Position (SOP) 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-directed investments in the Statement of Net Assets Available for Benefits.



                    GREEN MOUNTAIN POWER CORPORATION                                   SCHEDULE 1
Employee  Savings  and  Investment  Plan  and  Trust
Line  27a  -  Schedule  of  Assets  Held  for  Investment  Purposes
 December  31,  1999


                                                                   (C) NUMBER
                                                                   OF SHARES         (E) CURRENT
                                                             (B) IDENTITY OF ISSUE     OR UNITS     (D) COST   VALUE
                                                             ----------------------  ------------  ----------  -----
*Green Mountain Power Corporation, common stock . . . . . .                  93,275  $  1,511,914  $  709,069

  American Century:
*Intermediate Term Treasury Fund. . . . . . . . . . . . . .                  80,522       835,798     799,588
*Value Fund . . . . . . . . . . . . . . . . . . . . . . . .                 359,663     2,367,435   1,974,550
*International Discovery Fund . . . . . . . . . . . . . . .                 235,384     2,263,036   4,039,188
*Strategic Allocation Conservative Fund . . . . . . . . . .                 109,738       583,135     628,798
*Strategic Allocation Moderate Fund . . . . . . . . . . . .                 346,000     1,957,241   2,511,961
*Strategic Allocation Aggressive Fund . . . . . . . . . . .                 317,603     1,896,689   2,674,218
*Premium Capital Reserve Fund . . . . . . . . . . . . . . .               1,440,707     1,440,707   1,440,707
*International Growth Fund. . . . . . . . . . . . . . . . .                  16,155       183,922     241,836
*Equity Index Fund. . . . . . . . . . . . . . . . . . . . .                 873,263     4,398,176   5,126,056

  Baron Asset Fund. . . . . . . . . . . . . . . . . . . . .                  25,351     1,501,884   1,489,889

  U.S. Small Company Fund . . . . . . . . . . . . . . . . .                   2,472        62,133      77,614

  Charles Schwab Fund . . . . . . . . . . . . . . . . . . .                 384,036       384,036     384,036

  Participants' loans, interest rates ranging from 6% to 9%                       -       681,756     681,756
                                                                                     ------------  ----------

  Total investments . . . . . . . . . .               . . . . . . . . . .  $           20,067,862  $ 22,779,266
                                                                            ======================  ============

                       GREEN MOUNTAIN POWER CORPORATION                                   SCHEDULE 2
Employee  Savings  and  Investment  Plan  and  Trust
Line  27d  -  Schedule  of  Reportable  Transactions
Year  ended  December  31,  1999

                                                                                  (H) CURRENT
                                                                                     VALUE OF
                                            (C) PURCHASE  (D) SELLING (G) COST OF     ASSET ON     (I) NET GAIN
  (A) IDENTITY OF PARTY INVOLVED                  PRICE       PRICE       ASSET     TRANS. DATE    OR (LOSS)
                             -------------------------------  ----------  ----------  ----------  -------------  ---------


American Century:
  Value Fund. . . . . . . .  $                             -  $1,152,971  $1,239,165  $1,152,971  $    (86,194)
  Equity Index Fund . . . .                        5,695,543           -   5,695,543           -             -
  Vista Fund. . . . . . . .                                -   2,017,623   2,082,929   2,017,623       (65,306)
  Equity Index Fund . . . .                                -   2,265,844   2,093,598   2,265,844       172,246

Barclay's Equity Index Fund                                -   5,733,327   4,072,796   5,733,327     1,660,531

Baron Asset Fund. . . . . .  $                     1,998,445  $        -  $1,998,445  $        -  $          -


Note:  Reportable  transactions,  for  the  purpose  of  this  schedule,  are:

(a)Any single transaction within the Plan year, with respect to any Plan asset, in excess of 5%
of  the  fair  value  of  Plan  assets  as of the beginning of the Plan year; or

(b)Series of transactions within the Plan year with, or in conjunction with, the same person, involving property other than securities, that amount in the aggregate to more than 5% of the fair value of Plan assets as of the beginning of the Plan year; or

(c)Series of transactions within the Plan year with respect to securities of the same issue that amount in the aggregate to more than 5% of the fair value of Plan assets at the beginning of the Plan year; or

(d)Any transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

See  accompanying  independent  auditors'  report.

                        CONSENT OF INDEPENDENT AUDITORS'


We consent to the inclusion in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the years ended December 31, 1999, 1998 and 1997, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust of our report dated June 22, 2000.



KPMG  LLP
June  29,  2000
Burlington,  Vermont


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the
Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GREEN  MOUNTAIN  POWER  CORPORATION
                              EMPLOYEE  SAVINGS  AND  INVESTMENT
                              PLAN  AND  TRUST

                              By:  /s/Nancy  Rowden  Brock
                                      --------------------
                              Nancy  Rowden  Brock,  Chairperson  of
                              The  Retirement  Board  of  Directors

June  29,  2000